UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

P10 Industries, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

00504W308

(CUSIP Number)

November 23, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00504W308		SCHEDULE 13G

1.	Names of Reporting Persons R. Scott Asen

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,100,000*

	6.	Shared Voting Power 696,374**

	7.	Sole Dispositive Power 1,100,000*

	8.	Shared Dispositive Power 696,374**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,796,374

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 7.8% (1)

12.	Type of Reporting Person IN

*                      Includes 100,000 shares held by a certain charitable foundation of which the Reporting Person is a trustee. The other two trustees have designated investment authority for the foundation to the Reporting Person. The Reporting Person disclaims beneficial ownership of these shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (see Item 4).

**               Consists of shares held by certain Managed Accounts, as to which the Reporting Person disclaims beneficial ownership of these shares for purposes of Section 13(d) of the Exchange Act (see Item 4).

(1)              The percent of class was calculated based on 23,125,154 shares of common stock issued and outstanding as of October 21, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2016.

CUSIP No. 00504W308	SCHEDULE 13G

Item 1.		Issuer
	(a)	Name of Issuer: P10 Industries, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 2128 W. Braker Lane, BK 12 Austin, Texas 78758

Item 2.		Filing Person
	(a) – (c)	Name of Persons Filing; Address; Citizenship: R. Scott Asen Asen and Co. 222 ½ East 49th Street New York, New York 10017 The Reporting Person is a citizen of the United States of America.
	(d)	Title of Class of Securities: Common stock, $0.001 par value per share, (the “Common Stock”).
	(e)	CUSIP Number: 00504W308

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act;
	(b)	☐	Bank as defined in section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d–1(b)(1)(ii)(J);
	(k)	☐

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 00504W308	SCHEDULE 13G

Item 4.	Ownership.
(a)

Amount beneficially owned:

The Reporting Person is a trustee of The Asen Foundation (the “Foundation”), a not-for-profit foundation, and has been delegated investment authority for the Foundation by the other two trustees of the Foundation, which owns 100,000 shares. The Reporting Person is the President of Asen and Co., which provides certain advisory services to accounts (the “Managed Accounts”) that collectively own 696,374 shares. The Reporting Person may be deemed to beneficially own the shares held by the Foundation and by the Managed Accounts, but the Reporting Person disclaims beneficial ownership of such shares for purposes of Section 13(d) of the Exchange Act.

(b)

Percent of class:

7.8%, consisting of: (1) 1,000,000 shares owned directly by the Reporting Person, which represent approximately 4.3% of the issued and outstanding shares of Common Stock of the Issuer, (2) 100,000 shares owned by the Foundation, which represent approximately 0.43% of the issued and outstanding shares of Common Stock of the issuer and (3) 696,374 shares owned by the Managed Accounts, which represent approximately 3.0% of the issued and outstanding shares of Common Stock of the issuer.

The foregoing percentages are calculated based on 23,125,154 shares of Common Stock outstanding as of October 21, 2016, as reported in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2016.

(c)	Number of shares as to which such person has:
Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)

R. Scott Asen	1,100,000	696,374	1,100,000	696,374

(i)                                     The Reporting Person has sole voting power over 1,000,000 shares which he owns directly. The Reporting Person has sole voting power over 100,000 shares which are owned by the Foundation and as to which the Reporting Person disclaims beneficial ownership.

(ii)                                  The Reporting Person has shared voting power over 696,374 shares owned by the Managed Accounts. The Reporting Person disclaims beneficial ownership of such shares.

(iii)                               The Reporting Person has sole dispositive power over 1,000,000 shares which he owns directly. The Reporting Person has sole dispositive power over 100,000 shares which are owned by the Foundation and as to which the Reporting Person disclaims beneficial ownership.

(iv)                              The Reporting Person has shared dispositive power over 696,374 shares owned by the Managed Accounts. The Reporting Person disclaims beneficial ownership of such shares.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
See response to Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 00504W308	SCHEDULE 13G

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2017

By:	/s/ R. Scott Asen
Name: R. Scott Asen